UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 30, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $2,050,000 Super TrackSM Notes due August 31, 2016 Linked to the Performance of the Russell 2000® Index

•                  $2,202,000 Callable Buffered Range Accrual Notes due August 30, 2019 Linked to the Performance of the S&P 500® Index

•                  $1,482,600 Barclays Bank PLC Return Optimization Securities  Linked to the iShares® MSCI EAFE ETF due September 30, 2014

•                  $1,339,000 Annual Reset Coupon Buffered Notes due August 30, 2019 Linked to the Performance of the Russell 2000® Index

•                  $664,500 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Marathon Oil Corporation due August 31, 2018

•                  $133,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of KeyCorp due August 31, 2018

•                  $1,642,670 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Citigroup Inc. due August 31, 2018

•                  $3,709,280 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Facebook, Inc. due August 31, 2018

•                  $430,000 Callable Contingent Payment Notes due August 31, 2023 Linked to the Russell 2000® Index

•                  $3,683,000 Barclays Bank PLC Trigger Step Performance Securities  Linked to the Russell 2000® Index due August 31, 2017

•                  $3,855,340 Barclays Bank PLC Trigger Performance Securities Linked to the WisdomTree Japan Hedged Equity Fund due August 31, 2018

•                  $4,529,000 Callable Contingent Payment Notes due August 30, 2018 Linked to the Shares of the Market Vectors Gold Miners ETF

•                  US$4,240,000 Step-Up Callable Fixed Rate Notes due August 30, 2023

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: August 30, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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